UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

				Schedule 13D
			      (Amendment No.1)

		Under the Securities Exchange Act of 1934



			Aerobic Creations, Inc.

			    (Name of Issuer)

		       Common Stock, $.001 par value

                       (Title of Class of Securities)

                              00772P100

                            (CUSIP Number)

                             Bartly J. Loethen
                        730 W Randolph, 6th Floor
                           Chicago, IL 60605
                              312-454-0015
_______________________________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               June 14, 2006
_______________________________________________________________________

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See s240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1      Name of Reporting Person.

	Bartly J. Loethen
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 2     Check the Appropriate Box if a Member of a Group

       								(a) [ ]
       								(b) [ ]
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 3     SEC Use Only
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 4     Source of Funds
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 5     Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) 			[  ]
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6 Citizenship or Place of Organization

	United States of America

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       Number of
       Shares
       Beneficially         7    Sole Voting  Power	   	   0
       Owned by             8    Shared Voting Power	           0
       Each                 9    Sole Dispositive Power  	   0
       Reporting           10    Shared Dispositive Power          0
       Person
       With

 11    Aggregate Amount Beneficially Owned by Reporting Persons

	0
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 12    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares [  ]
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 13    Percent of Class Represented by Amount in Row (11)

	0
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 14    Type of Reporting Person 	IN
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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock ("Common Stock") of Aerobic Creations, Inc., a Nevada Corporation (the "Issuer").
The principal executive office of the Issuer is located at 47 School Avenue,
 Chatham, New Jersey, 07928.
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Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Bartly J. Loethen (the "Reporting Person").
	---------------------------------------------------------------
     (b) The Reporting Person's principal business office is located at

730 West Randolph, 6th Floor, Chicago, Illinois, 60661.
	---------------------------------------------------------------
     (c) The Reporting Person is a founding partner of Synergy Law Group, L.L.C., which is located at 730 West Randolph, 6th Floor, Chicago,
 Illinois 60661.
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     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.
	---------------------------------------------------------------
     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.
	---------------------------------------------------------------
     (f) The Reporting Person is a citizen of the United States of America.
	---------------------------------------------------------------

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Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable
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Item 4.  Purpose of Transaction.

Not Applicable.

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Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person is not a beneficial owner of any shares of Common Stock of the Issuer.
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     (b)  Not Applicable.
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     (c) The transactions in the Issuer Common Stock that were effected by the Reporting Person, during the past 60 days were the following:

    	On June 14, 2006, the Reporting Person sold his entire ownership interest in the Issuer,consisting of 1,000,000 shares of Common Stock for $.307 per share in a private transaction.

     (d)  Not Applicable.

     (e) The Reporting Person ceased to be a beneficial owner of securities of the Issuer on June 14, 2006.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

     None.

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Item 7.  Materials to be Filed as Exhibits.

     None.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 20, 2006
       ---------------------------------------

Bartly J. Loethen, Individual

By:	/s/ Bartly J. Loethen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)